Exhibit 99.1

HeadHunter Group PLC Announces Share Buyback Program

MOSCOW, Russia, September 30, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (the “Company”) today announces a share buyback program under which the Company may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of its ordinary shares represented by American Depositary Shares listed on the Nasdaq Global Select Market over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the Company’s board of directors (the “Board”) to repurchase shares will expire (the “Buyback Program”).The primary purpose of the Buyback Program is to fund the Company’s long-term incentive programs.

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. Repurchases are subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), including Rule 10b-18 and/or Rule 10b5-1, and may be subject to certain price, market volume and timing constraints. The Board will review the Buyback Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The monetary consideration payable for the buyback will be paid out of the Company’s realized and non-distributed profits.

Contacts:

Investor Inquiries

Arman Arutyunian

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding activities in connection with the Buyback Program, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2021, as such factors may be updated from time to time in the Company’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, the Company operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for the Company’s management to predict all risks, nor can the Company assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.